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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 12)*

                               Sapient Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   803062 10 8
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)

         [ ] Rule 13d-1 (c)

         [X] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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                                       13G

CUSIP No.  803062 10 8


1.  Names of Reporting Persons:      I.R.S. Identification Nos. of above persons
                                     (entities only):
    J. Stuart Moore

2.  Check the Appropriate Box if a Member of a Group:
        (a)          [ ]
        (b)          [ ]

3.  SEC Use Only:

4.  Citizenship or Place of Organization:

    United States of America (for each member of the group)

                      5. Sole Voting Power:  11,844,802 shares (includes 160,000 shares held by Eaglis Aggressive
                                             Growth, LLC, a Massachusetts
                                             limited liability company ("Eaglis
                                             AG LLC"). Mr. Moore is the manager
                                             of Eaglis AG LLC and has sole
                                             voting control over the shares held
  Number of                                  by Eaglis AG LLC).
    Shares
 Beneficially         6. Shared Voting Power:  0 shares. Mr. Moore's wife shares
   Owned by                                  voting control over 910,918
Each Reporting                               shares held by the J. Stuart
 Person With                                 Moore Irrevocable Trust - 1996,
                                             of which she is co-trustee.

                      7. Sole Dispositive Power:  11,844,802 shares (includes
                                             160,000 shares held by Eaglis
                                             AG LLC. Mr. Moore is the
                                             manager of Eaglis AG LLC and has
                                             sole dispositive control over
                                             the shares held by Eaglis AG
                                             LLC).

                      8. Shared Dispositive Power:  0 shares. Mr. Moore's wife
                                             shares dispositive control
                                             over 910,918 shares held by
                                             the J. Stuart Moore
                                             Irrevocable Trust - 1996, of
                                             which she is a co-trustee.

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  Mr. Moore has
                                             or shares voting or investment
                                             control over 11,844,802 shares
                                             (includes 160,000 shares held by
                                             Eaglis AG LLC). Mr. Moore has no
                                             pecuniary interest in the shares
                                             held by Eaglis AG LLC and
                                             disclaims beneficial ownership of
                                             all such shares. Mr. Moore's wife
                                             has or shares voting or investment
                                             control with respect to 910,918
                                             shares held by the J. Stuart Moore
                                             Irrevocable Trust - 1996, of which
                                             she is a co-trustee. Mr. Moore
                                             disclaims beneficial ownership of
                                             the shares held by such trust
                                             except to the extent of his
                                             proportionate pecuniary interest
                                             therein. Mr. Moore is the
                                             beneficiary of the J. Stuart Moore
                                             GRAT-2005 (which holds 1,177,760
                                             shares), which is a grantor
                                             retained annuity trust. Mr. Moore
                                             is not a trustee of such trust nor
                                             does he have or share voting or
                                             dispositive control over the
                                             shares held by such trust.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                  Not applicable

11. Percent of Class Represented by Amount in Row (9):  9.5%

12. Type of Reporting Person: IN

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ITEM 1(a). NAME OF ISSUER:

Sapient Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

25 First Street
Cambridge, MA 02141

ITEM 2(a). NAME OF PERSON FILING:

J. Stuart Moore

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

J. Stuart Moore
c/o Sapient Corporation
25 First Street
Cambridge, MA 02141

ITEM 2(c). CITIZENSHIP:

Mr. Moore is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share.

ITEM 2(e). CUSIP NO.:

803062 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable
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ITEM 4. OWNERSHIP:

(a) Amount Beneficially Owned: Mr. Moore has or shares voting or investment control over 11,844,802 shares (includes 160,000 shares held by Eaglis AG LLC). Mr. Moore has no pecuniary interest in the shares held by Eaglis AG LLC and disclaims beneficial ownership of all such shares. Mr. Moore's wife has or shares voting or investment control with respect to 910,918 shares held by the J. Stuart Moore Irrevocable Trust
         - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by such trust except to the extent of his proportionate pecuniary interest therein. Mr. Moore is the beneficiary of the J. Stuart Moore GRAT-2005 (which holds 1,177,760 shares), which is a grantor retained annuity trust. Mr. Moore is not a trustee of such trust nor does he have or share voting or dispositive control over the shares held by such trust.

(b) Percent of Class: Mr. Moore has or shares voting or investment control over shares representing 9.5% of the issuer's outstanding common stock.

(c)      Number of shares as to which the person filing has:

(i)      Sole power to vote or to direct the vote:

         Mr. Moore has sole power to vote or to direct the vote of 11,844,802 shares (includes 160,000 shares held by Eaglis AG LLC. Mr. Moore is the manager of Eaglis AG LLC and has sole voting control over the shares held by Eaglis AG LLC).

(ii)     Shared power to vote or to direct the vote:

         0 shares. Mr. Moore's wife shares voting control over 910,918 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.

(iii)    Sole power to dispose or to direct the disposition of:

         Mr. Moore has sole power to dispose or to direct the disposition of 11,844,802 shares (includes 160,000 shares held by Eaglis AG LLC. Mr. Moore is the manager of Eaglis AG LLC and has sole dispositive control over the shares held by Eaglis AG LLC).

(iv)     Shared power to dispose or to direct the disposition of:

         0 shares. Mr. Moore's wife shares dispositive control over 910,918 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust - 1996. Mr. Moore's parents, brother and sister are the only parties with pecuniary interests in the shares held by Eaglis AG LLC.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATIONS:

         Not applicable.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007          By:  /s/ J. Stuart Moore
                                       J. Stuart Moore